i-80 Gold Reports Q4 and Full Year 2022 Operating Results
Reno, Nevada, March 14, 2023 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”) reports its operating and financial results for the three and twelve months ended December 31, 2022. i-80’s Consolidated Financial Statements (“financial statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the three and twelve months ended December 31, 2022, are available on the Company’s website at www.i80gold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars.

2022 Fourth Quarter Highlights:

•Gold sales of 6,769 ounces; all-in sustaining cost of $1,137 per ounce sold1
•December 31 cash balance of $48 million and $33 million in restricted cash
•Continued exploration success at Ruby Hill with multiple high-grade intercepts including the discovery of polymetallic and base metal mineralization zones (4,509 core feet and 6,875 reverse circulation (RC) feet drilled)
•5,039 core feet and 4,940 RC feet drilled to expand monitoring of the hydraulic properties at McCoy-Cove
•Completed step-out and infill drilling at Buffalo Mountain (4,699 core feet, and 925 RC feet drilled)
•15,882 tons of oxide mineralized material shipped to Lone Tree from Granite Creek for processing
•Acquisition of the Argenta property with key water rights for executing on the Cove Project de-watering strategy
•Lone Tree autoclave engineering study progressing on plan

2022 Full Year Highlights:

•Gold sales of 21,097 ounces; all-in sustaining cost of $1,182 per ounce sold1
•Commenced trading on the New York Stock Exchange on May 19, 2022 under the symbol IAUX
•Closed and funded the gold prepay and silver purchase and sale agreements totaling $75 million
•Increased the size of the Granite Creek property package by approximately 1,280 acres (518 hectares), extending exposure along the primary fault structure by approximately 1.6 km north towards the Turquoise Ridge Mine, and 1.6 km south of Granite Creek
•Achieved high-grade results from the underground drill program at Granite Creek with multiple intercepts in the Ogee and South Pacific zones
•Several new discoveries at Ruby Hill containing high-grade precious and base metals including the Upper and Lower Hilltop Zones, East Hilltop and 1428 Zone
•4,359 feet of development completed at Granite Creek
•3,095 feet of exploration ramp advancement completed at McCoy-Cove
•Completed first gold sale in Company history
•A total of 240,449 feet (core and RC) drilled during the year with multiple positive results, especially at Ruby Hill and Granite Creek to expand mineralization further

“The residual leaching at Lone Tree and Ruby Hill continued to produce ounces during the fourth quarter with 6,769 ounces sold in the quarter.”, stated Ryan Snow, Chief Financial Officer of i-80. “The Residual leaching at both Lone Tree and Ruby Hill produced 21,097 ounces during the year and the Company recognized revenue of $37 million for the year. We invested heavily in exploration in 2022 totaling $38.8 million which resulted in the discovery of the Hilltop Zone at Ruby Hill and the South Pacific Zone at Granite Creek.”

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

	Three months ended December 31,	Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2022	2022
Revenue	11,647	36,958
Cost of sales	(13,530)	(28,861)
Depletion, depreciation, and amortization	(1,579)	(4,528)
Mine operating income / (loss)	(3,462)	3,569

Expenses
Exploration, evaluation, and pre-development	6,625	38,809
General and administrative	4,509	17,090
Property maintenance	2,111	3,249
Share-based payments	820	3,280
Operating loss	(17,527)	(58,859)

Production and sales from residual leaching at Ruby Hill and Lone Tree totaled 6,769 ounces for the quarter and 21,097 ounces year to date (YTD) at cash costs per ounce sold of $1,0371 and $1,0531, respectively, and all-in sustaining cost per ounce sold of $1,1371 and $1,1821, respectively.

Exploration, evaluation, and pre-development costs were $6.6 million in Q4 and $38.8 million YTD. This spend mainly reflects the exploration and pre-development work at Granite Creek and Ruby Hill.

Lone Tree Processing Facilities

Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for mineralization from the Granite Creek, McCoy-Cove and Ruby Hill underground gold deposits. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

During the quarter, the Company continued to advance the detailed engineering study and cost estimate for the restart of the autoclave.

Residual leaching activities at Lone Tree produced 2,768 ounces gold during Q4 and 8,066 YTD at a cash cost per ounce sold of $8941 and $9361, respectively, and all-in sustaining cost per ounce sold of $1,0671 and $1,1741, respectively.

Granite Creek

The 2022 underground drill program at Granite Creek was focused on delineating mineralization for mining as well as upgrading and expanding resources expected to provide the bulk of mineralization to be mined in the following twelve months. Multiple underground levels have been developed, especially on the Ogee Zone, and the Company continued to extend the decline to depth, with the goal of initiating access to the new South Pacific Zone located immediately below and to the north of the underground mine workings. The Company targets to complete underground drilling and bring the newly discovered South Pacific Zone into the Granite Creek mine plan in 2023. In the upper parts of the mine, high-grade gold mineralization was being defined in the Otto, Adam Peak and Range Front horizons, while from the lower levels drilling was focused on defining mineralization in the Ogee Zone that is expected to be the primary zone in the near future. The amount of drilling completed as of December 31, 2022 totaling 83,887 feet was in line with the Company’s drilling plan.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

For the full year 2022, 17,455 tonnes of mineralized material was mined at an average grade of 7.6 g/t. The refractory material was shipped to the Twin Creeks facility for processing pursuant to the toll milling agreement that is in place with Nevada Gold Mines. The oxide material was stockpiled and has subsequently been shipped to Lone Tree for processing.

McCoy-Cove

Total development for the fourth quarter was 1,202 feet and 3,095 feet for the full year which included construction of the exploration ramp which continued on plan. Additional work on metallurgical and hydrology studies, engineering of de-watering and mining options, and reclamation activities associated with the inactive tailings storage facility is also being advanced.

Ruby Hill

During the fourth quarter, drilling of the Ruby Deeps and the Hilltop zones continued with multiple high-grade mineralization intercepts and multiple brownfield exploration targets tested, including discovery of polymetallic mineralization. 4,509 feet of core drilling and 6,875 feet of RC drilling was completed during the quarter, with a combined total of 137,210 feet completed in the year ended December 31, 2022. Due to the substantial success of the 2022 drill campaign at Ruby Hill, the program has been expanded into 2023. The primary targets of the first part of the program will be the Hilltop Corridor that includes polymetallic Carbonate Replacement Deposit (CRD) mineralization including the Upper, Lower and East Hilltop Zones, skarn mineralization in the Blackjack and Hilltop Corridor targets, and multiple untested geophysical anomalies. The Ruby Hill property provides significant optionality as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. All deposits are located in close proximity to the underground infrastructure development being planned in 2023.

The Company continued to advance permitting for the construction of a decline to access the high-grade Ruby Deeps deposit and the Blackjack Zone with the intent of trucking refractory mineralization for processing at Lone Tree. The Company also completed a scoping study during the quarter for the restart of the existing oxide mill and subsequent conversion to a base metals facility.

Residual leaching activities at Ruby Hill produced 4,002 ounces gold during Q4 and 13,031 YTD at a cash cost per ounce sold of $1,1351 and $1,1261, respectively, and all-in sustaining cost per ounce sold of $1,1851 and $1,1871, respectively.

Conference Call Participant Details
Webcast URL:	https://app.webinar.net/r9y1wkKwzJj
Confirmation #:	1606681
Phone Number Information:	North American Toll-free: 1-888-394-8218

Qualified Person
Tyler Hill, CPG-12146, Chief Geologist at i-80 has reviewed this press release and is the Qualified Person for the information contained in it and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

For further information, please contact:
Ewan Downie – CEO
Ryan Snow - CFO
Matthew Gollat – Executive Vice-President
1.866.525.6450
info@i80gold.com
www.i80gold.com
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Forward-looking information
Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on the on its mineral projects and future production, development and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labor unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com.

NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: by-product cash cost per ounce sold, by-product all-in sustaining cost (“AISC”) per ounce sold, earnings before interest, tax, depreciation and amortization, capital expenditures (expansionary), capital expenditures (sustaining), adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.

Definitions

Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes significant write-down adjustments and the gain / (loss) from financing instruments.

All-in sustaining costs on a by-product basis per ounce include total production cash costs on a by-product basis and costs related to sustaining production.

Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.

By-product credits include revenues from the sale of by-products from operating mines.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Capital expenditure (expansionary) is a capital expenditure intended to expand the business or operations by increasing production capacity beyond current levels of performance and includes capitalized exploration.

Capital expenditure (sustaining) is a capital expenditure necessary to maintain existing levels of production. The sustaining capital expenditures maintain the existing mine fleet, mill and other facilities so that they function at levels consistent from year to year.

Cost of sales per ounce sold is calculated by dividing the attributable cost of sales by the attributable ounces sold.

Exploration and evaluation (sustaining) expense is presented as mine site sustaining if it supports current mine operations.

Rehabilitation – accretion and amortization include depreciation on the assets related to the rehabilitation provision of gold operations and accretion on the rehabilitation provision of gold operations.

Average realized gold price per ounce of gold sold

Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended December 31,	Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)(i)		2022	2022
Nevada production
Revenue per financial statements		$11,647	36,958
Silver revenue from mining operations		$(46)	(169)
Gold revenue from mining operations		$11,601	36,789
Ounces of gold sold	ounce	6,769	21,097
Average realized gold price	$/ounce	1,714	1,744

Lone Tree
Revenue per financial statements		$4,896	14,543
Silver revenue from mining operations		$(7)	(35)
Gold revenue from mining operations		$4,889	14,508
Ounces of gold sold	ounce	2,768	8,066
Average realized gold price	$/ounce	1,766	1,799

Ruby Hill
Revenue per financial statements		$6,752	22,415
Silver revenue from mining operations		$(39)	(135)
Gold revenue from mining operations		$6,713	22,280
Ounces of gold sold	ounce	4,002	13,031
Average realized gold price	$/ounce	1,678	1,710
(i) May not add due to rounding.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Cash Costs
Cash costs per ounce sold represents all direct and indirect operating costs related to the physical activities of producing gold, including on-site mining costs, processing, third-party smelting, refining and transportation costs, on-site general and administrative costs, community site relations, royalties and royalty taxes. State of Nevada net proceeds taxes are excluded. Cash costs incorporate the Company’s share of production costs but exclude, among other items, the impact of depletion, depreciation and amortization (“DD&A”), reclamation costs, inventory write-downs, financing costs, capital development and exploration and income taxes. In order to arrive at consolidated cash costs, the Company includes its attributable share of total cash costs from operations where less than 100% interest in the economic share of production is held.
Cash cost: by-product - When deriving the cash costs associated with an ounce of gold, the Company includes by-product credits, as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process. Accordingly, total production costs are reduced for revenues earned from silver sales.
Cash costs per ounce is a common financial performance measure in the mining industry, but the term does not have any standardized meaning. In determining its cash cost and cash cost per ounce, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company’s adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.

All-in Sustaining Costs (“AISC”)
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures which are expended to maintain existing levels of production (to which costs do not contribute to a material increase in annual gold ounce production over the next 12 months), rehabilitation accretion and amortization, and sustaining exploration and evaluation expenses. The Company does not allocate corporate general and administrative expenses. The measure seeks to reflect the full cost of production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments (including the State of Nevada net proceeds tax), dividends and financing costs are also excluded. The Company reports AISC on a per ounce sold basis.
This financial performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In determining AISC, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company's adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

The following table provides a reconciliation on a by-product basis for gold cash cost and AISC for the three and twelve months ended December 31, 2022:

For the three and twelve months ended December 31, 2022
(in thousands of U.S. dollars, except per ounce information in dollars) (i)	Nevada Production
	Three months ended December 31, 2022		Year ended December 31, 2022
By-Product	000$	Per gold ounce sold	000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization and royalty tax	13,330	1,969	28,156	1,334
Depletion, depreciation and amortization	1,579	234	4,528	215
Total cost of sales	14,909	2,203	32,684	1,549

Depletion, depreciation and amortization	(1,579)	(234)	(4,528)	(215)
Royalty tax	200	29	705	33
By-product credits	(46)	(7)	(169)	(8)
Inventory net realizable value adjustment	(6,467)	(954)	(6,467)	(306)
Cash cost : by-product	7,017	1,037	22,225	1,053
Rehabilitation - accretion and amortization	679	100	2,715	129
All-in sustaining cost : by-product	7,696	1,137	24,940	1,182

Total gold ounces produced		6,769		21,097
Total ounces sold		6,769		21,097
(1)May not add due to rounding.

For the three and twelve months ended December 31, 2022
(in thousands of U.S. dollars, except per ounce information in dollars) (i)	Lone Tree
	Three months ended December 31, 2022		Year ended December 31, 2022
By-Product	000$	Per gold ounce sold	000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization	4,613	1,667	9,715	1,204
Depletion, depreciation and amortization	110	40	570	71
Total cost of sales	4,723	1,707	10,285	1,275

Depletion, depreciation and amortization	(110)	(40)	(570)	(71)
By-product credits	(7)	(3)	(35)	(4)
Inventory net realizable value adjustment	(2,131)	(770)	(2,131)	(264)
Cash cost : by-product	2,475	894	7,549	936
Rehabilitation - accretion and amortization	479	173	1,917	238
All-in sustaining cost : by-product	2,954	1,067	9,466	1,174

Total gold ounces produced		2,768		8,066
Total ounces sold		2,768		8,066
(1)May not add due to rounding.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

For the three and twelve months ended December 31, 2022
(in thousands of U.S. dollars, except per ounce information in dollars) (i)	Ruby Hill
	Three months ended December 31, 2022		Year ended December 31, 2022
By-Product	000$	Per gold ounce sold	000$	Per gold ounce sold
Cost of sales excluding depletion, depreciation and amortization and royalty tax	8,717	2,178	18,441	1,415
Depletion, depreciation and amortization	1,469	367	3,958	304
Total cost of sales	10,186	2,545	22,399	1,719

Depletion, depreciation and amortization	(1,469)	(367)	(3,958)	(304)
Royalty tax	200	50	705	54
By-product credits	(39)	(9)	(135)	(10)
Inventory net realizable value adjustment	(4,336)	(1,084)	(4,336)	(333)
Cash cost : by-product	4,542	1,135	14,675	1,126
Rehabilitation - accretion and amortization	199	50	799	61
All-in sustaining cost : by-product	4,741	1,185	15,474	1,187

Total gold ounces produced		4,002		13,031
Total ounces sold		4,002		13,031
(1)May not add due to rounding.

Adjusted Earnings / (Loss)
Adjusted earnings / (loss) and adjusted earnings / (loss) per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted earnings / (loss) nor adjusted earnings / (loss) per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings / (loss) for the three and twelve months ended December 31, 2022 and 2021, to the net earnings / (loss) for each period.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

	Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars, unless otherwise noted)	2022	2021	2022	2021

Net income / (loss) for the period - Continuing operations	$(63,938)	$101,781	$(79,197)	$76,620
Adjust for:
Restructuring costs	$—	$—	$—	$(4,444)
Gain / (loss) on warrants	$(10,788)	$583	$(1,040)	$(2,515)
Loss on convertible loans	$(19,000)	$(6,097)	$(9,899)	$(6,097)
Loss on deferred consideration	$(821)	$(649)	$(3,262)	$(649)
Gain / (loss) on fair value measurement of Gold Prepay derivative	$(4,205)	$—	$2,916	$—
Gain / (loss) on fair value measurement of Silver Purchase derivative	$(9,523)	$—	$1,898	$—
Gain on asset exchange	$—	$135,531	$—	$135,531
Inventory net realizable value adjustment	$(6,467)	$—	$(6,467)	$—
Total Adjustments	$(50,804)	$129,368	$(15,854)	$121,826
Adjusted loss for the period	$(13,134)	$(27,587)	$(63,343)	$(45,206)
Weighted average shares for the period	240,420,340	228,398,521	240,100,023	148,288,884
Adjusted loss per share for the period	$(0.05)	$(0.12)	$(0.26)	$(0.30)